Exhibit 99.1

Sono Group N.V. Reports First Quarter 2022 Results

Major milestones achieved &

continued demand for our Solar Technology and Solar Electric Vehicle

Highlights Q1:

- 5 new solar partner arrangements -

- Series validation fleet in production -

- 1 new patent application filed -

Recent Updates:

- 18 solar partner arrangements to date -

- More than 18.000 reservations to date -

- Entered series validation phase -

- Issuance of 10.93 m shares in follow on offering -

- $150 million equity facility signed -

- 9 new patent applications YTD -

Table of Contents

ABOUT THIS REPORT	3
PRESENTATION OF FINANCIAL AND OTHER INFORMATION	3
MARKET AND INDUSTRY DATA	3
TRADEMARKS, SERVICE MARKS AND TRADE NAMES	3
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	4
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	5
FINANCIAL INFORMATION (unaudited)	12
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND STATEMENTS OF COMPREHENSIVE INCOME (LOSS)	12
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS	13
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	14
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW	15
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	16
1. General Information	16
2. Basis of preparation of consolidated interim financial statements	16
3. Significant accounting matters	16
4. Segment information	18
5. Disclosures to the interim condensed consolidated statements of income or loss	18
6. Interim condensed balance sheet disclosures	20
7. Disclosure of financial instruments and risk management	23
8. Other disclosures	25

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ABOUT THIS REPORT

Unless otherwise indicated or the context otherwise requires, all references in this quarterly report (“Quarterly Report”) to “Sono Motors,” the “Company,” “we,” “our,” “ours,” “ourselves,” “us” or similar terms refer to (i) Sono Motors GmbH, together with its subsidiary Sono Motors Finance B.V. at that time, prior to the further implementation of the aforementioned corporate reorganization, (ii) Sono Motors Finance B.V. as of the completion of the exchange of all ordinary shares in Sono Motors GmbH for newly issued ordinary shares in Sono Motors Finance B.V. and prior to the conversion of Sono Motors Finance B.V. into Sono Group N.V. and (iii) Sono Group N.V. after the aforementioned corporate reorganization, in which Sono Motors Finance B.V. was converted into Sono Group N.V.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated, the condensed consolidated financial statements and related notes included in this Quarterly Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, our results of operations and financial condition derived from our IFRS consolidated financial statements that are included in this Quarterly Report may differ substantially from the results of operations and financial condition derived from consolidated financial statements prepared in accordance with U.S. GAAP. We have not prepared a reconciliation of our financial information to U.S. GAAP or a summary of significant accounting differences in the accounting and valuation methods of IFRS and U.S. GAAP nor have we otherwise reviewed the impact the application of U.S. GAAP would have on our financial reporting. Financial information in thousands or millions, and percentage figures in this Quarterly Report, have been rounded. Rounded total and sub- total figures in tables in this Quarterly Report may differ marginally from unrounded figures indicated elsewhere in this Quarterly Report or in the consolidated financial statements. Moreover, rounded individual figures and percentages may not produce the exact arithmetic totals and sub-totals indicated elsewhere in this Quarterly Report.

Our condensed consolidated financial statements are reported in euros, which are denoted “euros,” “EUR” or “€” throughout this Quarterly Report and refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Also, throughout this Quarterly Report, the terms “dollar,” “USD” or “$” refer to U.S. dollars.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including, but not limited to, Bloomberg New Energy Finance (BloombergNEF), the International Energy Agency (IEA), and the German Federal Ministry for Economic Affairs and Energy (Bundesministerium für Wirtschaft und Energie).

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors” in our annual report filed on Form 20F for the year ended December 31, 2021. These and other factors could cause results to differ materially from those expressed in our forecasts or estimates or those of independent third parties.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

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This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors” in our annual report filed on Form 20F for the year ended December 31, 2021, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar or comparable expressions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements contained in this Quarterly Report include, but are not limited to statements regarding our future results of operations and financial position, industry and business trends, business strategy, plans, market growth, and our objectives for future operations.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, many of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Quarterly Report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this Quarterly Report, those results or developments may not be indicative of results or developments in subsequent periods. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Components of Our Results of Operations

Revenues

Revenues of kEUR 19 in the three months ended March 31, 2022 (three months ended March 31, 2021: kEUR -) related to the integration of Sono Motors’ patented solar technology across other transportation platforms. Revenues of kEUR 1 in the three months ended March 31, 2022 (three months ended March 31, 2021: kEUR -) related to the launch of the Sono app, which provides an in-app booking and payment system as well as additional insurance if required.

Cost of Sales

Cost of sales related to the integration of solar technology occurred in almost the same amounts as the revenues of kEUR 19. The same applies to the cost of sales related to the launch of the Sono app (kEUR 1).

Operating Expenses

Our operating expenses consisted of research and development expenses and selling, general and administrative expenses.

Cost of Research and Development

There were no research expenses included in the profit and loss of the Company in the three months ended March 31, 2022, as we did not perform research. Our development expenses consisted of (i) personnel expenses for our development staff, including salaries and bonuses and the relevant share of expenses relating to the CSOP, (ii) development cost for prototypes, our car-sharing and ride-pooling application and solar integration, (iii) professional services and (iv) other expenses. Development costs are expensed as incurred.

Selling and Distribution Expenses

Our selling and distribution expenses consisted of (i) employee compensation for employees responsible for marketing activities, such as roadshows, test rides and social media, including salaries and bonuses and the relevant share of expenses relating to the CSOP, (ii) marketing and promotional expenses, (iii) expenses for professional services and (iv) other expenses.

General and Administrative Expenses

Our general and administrative expenses consist of (i) personnel expenses for employees responsible for areas such as finance, human resources, business development, administration, including salaries and bonuses and the relevant share of expenses relating to the CSOP, (ii) expenses for professional services, such as accounting, tax, legal and other external services, (iii) expenses without sufficient supporting documentation, including underlying invoices, and (iv) other expenses.

Other Operating Income/Expenses

Our other operating income primarily consisted of agency fees, donations, statutory reimbursements for personnel expenses, government grants and foreign exchange gains/losses.

Interest and Similar Income

Interest and similar income related to interest income from VAT taxes. In the first quarter of 2022 there was no interest or similar income.

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Interest and Similar Expenses

Interest and similar expenses in the three months ended March 31, 2022 largely consisted of interest expenses related to the compounding effect for advance payments received from customers and financial liabilities.

Operating Results

Comparison of results of operations for the periods ended March 31, 2022 and 2021.

The following table shows information taken from our consolidated statement of income (loss) and statements of comprehensive income (loss) for the quarters ended March 31, 2022 and 2021:

	For the three months ended March 31,
	2022	2021
	(in € millions)
Revenue	0	–
Cost of sales	(0)	–
Gross profit	0.0	–
Cost of research and development	(22.7)	(2.4)
Selling and distribution expenses	(0.5)	(0.8)
General and administrative expenses	(3.1)	(3.9)
Other operating income/expenses	0.8	0.2
Impairment losses on financial assets	(0.0)	(0.0)
Operating loss	(25.5)	(6.9)
Interest and similar income	-	-
Interest and similar expenses	(0.4)	(2.3)

Loss before tax	(25.9)	(9.2)
Tax on income	0	0
Deferred taxes on expense	-	-
Loss for the period	(25.9)	(9.2)
Other comprehensive loss	-	(0)

Total comprehensive loss for the period	(25.9)	(9.3)

Revenue

In the three months ended March 31, 2022, we generated marginal revenue of kEUR 20, from the monetization of our solar technology and the launch of the Sono app. We had no revenue in the three months ended March 31, 2021.

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Cost of Sales

In the three months ended March 31, 2022, we recorded a marginal amount of cost of sales of kEUR 20, relating to the monetization of our solar technology and the launch of our Sono app. We had no cost of sales in the three months ended March 31, 2021.

Cost of Research and Development

Cost of research and development increased significantly from mEUR 2.4 in the three months ended March 31, 2021 to mEUR 22.7 in the three months ended March 31, 2022. This increase was mainly due to investments in new generation series validation vehicles, an increase in development personnel as well as expenses for tooling.

Selling and Distribution Expenses

Selling and distribution expenses decreased slightly from mEUR 0.8 in the three months ended March 31, 2021 to mEUR 0.5 in the three months ended March 31, 2022.

General and Administrative Expenses

General and administrative expenses decreased from mEUR 3.9 in the three months ended March 31, 2021 to mEUR 3.1 in the three months ended March 31, 2022, primarily due to reduced requirement for professional services. The expenses for professional services in the three months ended March 31, 2021 included services related to the initial preparation and audit of our IFRS financial statements.

Other Operating Income/Expenses

Our other operating income primarily consists of agency fees, donations, statutory reimbursements for personnel expenses, government grants and foreign exchange gains/losses.

The increase in operating income from mEUR 0.2 in the three months ended March 31, 2021 to mEUR 0.8 in the three months ended March 31, 2022 is mainly due to foreign exchange gains.

Loss for the Period

Loss for the period increased from mEUR 9.2 in the three months ended March 31, 2021 to mEUR 25.9 in the three months ended March 31, 2022, primarily due to an increase in cost of research and development.

Interest and Similar Expenses

Interest and similar expenses decreased from mEUR 2.3 in the three months ended March 31, 2021 to mEUR 0.4 in the three months ended March 31, 2022. The three months ended March 31, 2021, included an additional amount of mEUR 1.8 resulting from the fair-value measurement of a mandatory convertible bond that was converted to equity in November 2021.

Liquidity and Capital Resources

As of March 31, 2022, cash and cash equivalents were at mEUR 103.0 compared to mEUR 132.9 as of December 31, 2021. Cash and cash equivalents consist primarily of cash in bank accounts.

Consolidated Statements of Cash Flow

The following table shows selected information taken from our consolidated cash flow statements for the quarter ended March 31, 2021 and 2022:

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	For the three months ended March 31,
	2022	2021
	(in € millions)
Net cash used in operating activities	(29.6)	(7.4)
Net cash used in investing activities	(0.2)	(0.1)
Net cash used in financing activities	(0.1)	(0.3)
Net (decrease) increase in cash and cash equivalents	(29.9)	(7.8)
Cash and cash equivalents at the beginning of the financial year	132.9	43.3
Cash and cash equivalents at end of the year	103.0	35.5

Net cash used in operating activities

Net cash used in operating activities changed from a cash outflow of mEUR 7.4 in the three months ended March 31, 2021 to a cash outflow of mEUR 29.6 in the three months ended March 31, 2022. This change was mainly due to an overall increase in operating costs, especially for development costs of prototypes and other development costs.

Net cash used in investing activities

Net cash used in investing activities remained at a very low level and slightly increased from a cash outflow of mEUR 0.1 in the three months ended March 31, 2021 to a cash outflow of mEUR 0.2 in the three months ended March 31, 2022.

Net cash used in financing activities

Net cash from financing activities were also at a very low level in both the three months ended March 31,2021 and the three months ended March 31, 2022 and slightly decreased from a cash outflow of mEUR 0.3 in the three months ended March 31, 2021 to a cash outflow of mEUR 0.1 in the three months ended March 31, 2022.

Q1 2022 update & recent events

In the following sections we will go into more detail about the progress made in respective departments in the three months ended March 31, 2022 and beyond. For a more in-depth overview of the company, please see our annual report filed on Form 20-F for the year ended December 31, 2021.

Sono Solar

Our proprietary solar technology has seen a great amount of interest, which lead to new customer arrangements, corresponding to a 50% increase in 2022. As of June 2022, we record 9 non-binding letters of interest (“LOIs”) and 9 purchase orders for our innovative solar solution.

We signed a purchasing contract with The Reefer Group, a global leader in refrigerated bodies. As part of this collaboration, the companies will build a first trailer vehicle with The Reefer Group’s French subsidiary Chereau for extensive testing to further evaluate the technical and economic feasibility of integrating a customized solar solution for a high volume series vehicle. A fully integrated solar system for such a trailer can have the potential to achieve an output of up to 9.8 kilowatts peak (kWp), saving approximately 3,400 liters of fuel and 9 tonnes of local CO2-Emissions reduction per year. The trailer will premiere at the International Motor Show Germany (IAA) 2022. Chereau is one of the leading European manufacturers of refrigerated semi-trailers and trucks, producing more than 3,500 new vehicles annually and with a respective market share of 49% in France and 15% in Europe, according to its official website.

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In cooperation with the Rhenus Group, one of the world’s leading logistics service providers, we are exploring the use of our smart solar technology in last-mile logistics. The aim of this collaboration is to collect extensive solar data in real-life operation on the road in order to further optimize the potential of our patented solar technology for use on vans. A first test vehicle from the Rhenus Group has been equipped with light-intensity sensors for this purpose and is now on the road for 12 months in Berlin, Brandenburg and Mecklenburg-Western Pomerania. The flexible solar modules developed for integration into vehicle surfaces, in combination with the innovative Sono power electronics also enable use in low or indirect sunlight, as is often the case when driving in urban areas. A fully integrated solar system for a van, for example, has the potential to achieve an output of up to 8.8 kilowatt peak (kWp) with an area of just under 54 sqm. In 2021 the Rhenus Group had an annual turnover of approximately $7 billion and more than 37,500 employees at 970 business sites, according to its official website.

In partnership with the Munich Transport Company, MVG (Münchner Verkehrsgesellschaft), we launched our proprietary solar technology to public transport for the first time. The novel solar bus trailer hit the roads in the Munich metropolitan area in April 2022, testing the energy yields as well as the potential of the technology in daily operation. Offering possible savings of up to 2,500 liters of diesel per year and an annual local CO2 saving potential of more than 6.5 metric tonnes per bus, our proprietary solar technology contributes to climate protection and the reduction of inner-city greenhouse gas emissions. 20 semi-flexible special photovoltaic (PV) modules provide over 2,000 watts to power the vehicle’s battery and electrical loads such as heating, ventilation, and air conditioning, as well as the trailer’s steering system.

The Sion

We made great progress towards our upcoming series validation vehicles as well as the series production of our first solar electric vehicle, the Sion.

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We are currently building a fleet of 37 series validation vehicles and bodies-in-white supported by our partners thyssenkrupp Automotive Body Solutions and Bertrandt. These cars consist of series components and correspond to the planned final design, which was established at the beginning of 2022 alongside completion of the 2nd generation prototype program and the accompanying definition of components as well as vehicle parameters. They will undergo uncompromising practical tests under extreme conditions in Europe and the U.S. This includes testing in different climates, optimizing our solar technology and safeguarding, as well as refining driving dynamics on test tracks and on public roads in addition to crash tests. The assembly of our fleet is progressing in a timely manner to our summer event with the first bodies-in-white finished and e-coated. We have already received over 80.000 parts and components delivered for the 16 series-validation vehicles. We are still planning to build 37 series vehicles and bodies-in-white in total.

We also saw a steady improvement of our solar body panels, which are already being used for our series validation vehicles and will be used upon further improvement for our series vehicles in 2023. First batches have already arrived and are ready for assembly at our partners.

After signing a binding term sheet with Valmet Automotive in April this year, specifying all substantial parameters regarding the collaboration and the production of the Sion, we kicked-off all work streams and fully integrated respective manufacturing- and engineering-teams. First manufacturing machines & robots were already ordered, which allows us to progress on the series production, while simultaneously finalizing our series validation vehicles. Supplier nomination and cooperation is also on track for the SOP in the second half of 2023 while we still plan to achieve our cost targets with current and future cost down processes despite a currently challenging market environment.

Corporate

By year-end of 2021, a total of 231 people, with over 33 different nationalities, were employed at Sono Motors, representing an approximate team size increase of 120% over the course of the 2021. As of May 2022 the number of employees increased further to 327, comprising more than 35 nationalities and representing an increase of 42% compared to December 31, 2021.

To strengthen and protect our core intellectual property, mainly relating to our solar technology we have filed 9 new patents in 2022, one in the three months ended March 31, 2022 and an additional 8 until end of May, 2022. In total we now have 16 patents or patent/utility model applications granted or filed and an additional 7 invention disclosures prepared or to be filed.

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Besides our development efforts, we registered continuously high demand for our first solar electric vehicle, the Sion. As of May 15, 2022, we recorded over 18,000 net reservations. Total net reservations to date correspond to a net sales volume of more than mEUR 393 assuming all reservations actually result in sales. However, our customers may cancel their reservations without penalty according to our general terms and conditions, if no binding purchase agreement has been concluded by an agreed deadline, which varies as further explained in note 6.4 - Advance payments received from customers.

With less restrictive Covid-19 related measures in Germany, we re-opened our showroom for the public with high demand and very interactive and frequent visits by our community. Building on that, we will host a physical brand event in summer 2022, with over 2,000 seats for fans, reservation holders, media, analysts and investors. Besides the introduction of our new series validation vehicles, we will present new products and achievements from our Sono Solar and Sono Digital departments and parts of our management will give presentations on our current state of development.

Outlook

Our finance activities for the rest of 2022 will be focused on successfully executing further funding rounds to allow our planned cash outflow. Additionally, we expect to generate further revenues with customers for our solar technology.

Looking forward on the commercial side, we plan to grow the number of contracts and non-binding LOIs for our proprietary solar technology, present our series validation vehicle fleet in summer 2022, nominate all series suppliers by the end Q3 and further increase our reservation number in Germany, Europe and the US.

Furthermore, we will increase the number of patents to be filed and plan to create a multitude of patent families to broaden our IP protection. As with Q1, we expect a continuous steep increase in our employee headcount, with the aim to hire an additional ~200 new team members by the end of the year 2022.

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FINANCIAL INFORMATION (unaudited)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Note	Three months ended March 31, 2022	Three months ended March 31, 2021
		kEUR	kEUR

Revenue	5.2	20	-
Cost of sales	5.2	(20)	-
Gross profit		0	-
Cost of research and development	5.3	(22,740)	(2,392)
Selling and distribution expenses		(488)	(757)
General and administrative expenses	5.4	(3,049)	(3,906)
Other operating income/expenses		815	161
Impairment losses on financial assets		(4)	(7)
Operating loss		(25,466)	(6,901)
Interest and similar income		-	-
Interest and similar expense	5.5	(397)	(2,275)
Loss before tax		(25,863)	(9,176)
Taxes on income		0	0
Deferred taxes on expense		-	-
Loss for the period		(25,863)	(9,176)
Other comprehensive income (loss) that will not be reclassified to profit or loss		-	(96)
Total comprehensive loss for the period		(25,863)	(9,272)

Loss per share in EUR	8.1
Basic/diluted		(0.35) / (0.35)	(0.15) / (0.15)
Weighted average number of shares for calculation of earnings per share
Basic/diluted		73,577,641	61,223,465

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INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	March 31, 2022	Dec. 31, 2021
		kEUR	kEUR

ASSETS
Noncurrent assets
Intangible assets		223	206
Property, plant and equipment		1,652	1,484
Right-of-use assets		2,902	3,018
Other financial assets		91	91
Other non-financial assets		98	89
		4,966	4,888
Current assets
Other financial assets	6.1	1,258	6,233
Other non-financial assets	6.2	13,288	3,236
Cash and cash equivalents		103,007	132,939
		117,553	142,408
Total assets		122,519	147,296

	Note	March 31, 2022	Dec. 31, 2021
		kEUR	kEUR

EQUITY AND LIABILITIES
Equity	6.3
Subscribed capital		8,735	8,735
Capital and other reserves		222,488	221,785
Accumulated deficit		(172,943)	(147,081)
		58,280	83,439
Noncurrent liabilities
Advance payments received from customers	6.4	44,981	44,756
Financial liabilities	6.5	6,251	6,353
		51,232	51,109
Current liabilities
Financial liabilities		503	472
Trade and other payables		5,421	7,582
Other liabilities	6.6	5,657	2,492
Provisions		1,426	2,202
		13,007	12,748
Total equity and liabilities		122,519	147,296

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INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Subscribed capital	Capital reserve	Other reserves	Accumu- lated deficit	Total equity
		kEUR	kEUR	kEUR	kEUR	kEUR

Equity on January 1, 2021		6,468	39,490	32,139	(83,123)	(5,026)
Share-based compensation		-	-	650	-	650
Fair Value Measurement Convertible Bond (OCI)		-	-	(96)	-	(96)
Deferred tax asset (OCI)		-	-	0	-	0
Result for the period		-	-	-	(9,176)	(9,176)
Balance on March 31, 2021		6,468	39,490	32,693	(92,299)	(13,648)

Equity on January 1, 2022		8,735	187,894	33,891	(147,081)	83,439
Share-based compensation		-	-	703	-	703
Loss for the period		-	-	-	(25,863)	(25,863)

Balance on March 31, 2022		8,735	187,894	34,594	(172,943)	58,280

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INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended March 31, 2022	Three months ended March 31, 2021
	kEUR	kEUR

Operating activities
Loss for the period	(25,863)	(9,176)
Adjustments for:
Depreciation of property, plant and equipment	41	16
Depreciation of right-of-use assets	116	79
Amortization of intangible assets	18	24
Expenses(+) for share-based payment transactions	703	650
Other non-cash expenses(+)	-	12
Interest and similar income	-	-
Interest and similar expense	397	2,275
Movements in provisions	(776)	(10)
Decrease(+)/increase(-) in other assets	(5,086)	(1,092)
Increase(+)/decrease(-) in trade and other payables	1,005	(478)
Increase(+)/decrease(-) in advance payments received from customers	(106)	395
Interest paid	(32)	(59)
Net cash used in operating activities	(29,582)	(7,364)
Investing activities
Purchase of intangible assets	(36)	(72)
Purchase of property, plant and equipment	(208)	(72)
Net cash used in investing activities	(244)	(144)
Financing activities
Repayments of borrowings	-	(185)
Payment of principal portion of lease liabilities	(107)	(71)
Net cash used in financing activities	(107)	(256)
Net increase (decrease) in cash and cash equivalents	(29,933)	(7,764)
Effect of currency translation on cash and cash equivalents
Cash and cash equivalents at the beginning of period	132,939	43,264
Cash and cash equivalents at end of period	103,007	35,501

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NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	General Information

Sono Group N.V. (“Sono N.V.”) is registered in the business register (Netherlands Chamber of Commerce) and its corporate seat is in Amsterdam. The Company has its business exclusively in Germany as the management is located there and the business address is Waldmeisterstraße 76, 80935 Munich, Germany (trade register number: 80683568). Sono N.V.’s sole and wholly-owned subsidiary, Sono Motors GmbH (“Sono Motors”), is registered in the commercial register (Handelsregister) at the local court (Amtsgericht) of Munich, Germany, under HRB 224131. Sono Motors’ registered headquarters is Waldmeisterstraße 76, 80935 Munich, Germany. Sono N.V. is the ultimate parent of the Group. Hereinafter, Sono N.V. and its consolidated subsidiary collectively are referred to as the “Sono Group” or the “Group”. Sono Group develops and plans to sell mainly electric vehicles with integrated solar panels and to license its solar technology to other Original Equipment Manufacturers (OEMs) . The Group started business in January 2016 and expects to complete prototype testing in 2022 and start serial production in the second half of 2023.

In November 2021, Sono N.V. successfully completed an initial public offering (IPO) and is now listed on the Nasdaq Stock Market. Trading under the ticker symbol “SEV” commenced on November 17, 2021.

2.	Basis of preparation of consolidated interim financial statements

These interim condensed consolidated financial statements for the interim reporting period end-ed March 31, 2022, have been prepared in accordance with accounting standard IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these interim condensed consolidated financial statements are to be read in conjunction with the annual financial statements for the year ended December 31, 2021.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting new standards.

All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.

3.	Significant accounting matters

3.1.	Going concern

Management assessed Sono Group’s ability to continue as a going concern, evaluating whether there are conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern using all information available about the future, focusing on the twelve-month period following the issuance date of the interim condensed consolidated financial statements.

Historically, Sono Group has financed its operations primarily through capital raises and loans from shareholders and private investors (including its IPO in November 2021) as well as through advance payments received from customers. Since inception, Sono Group has incurred recurring losses and negative cash flows from operations, including accumulated net losses of kEUR 172,943 as of March 31, 2022, and expects to continue to generate operating losses and negative cash flows from operations for the foreseeable future.

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In November 2021, Sono Group received net proceeds from its IPO in the amount of kEUR 142,334. At that time, Sono Management planned and disclosed that the proceeds were to be used to finalize the development of the prototype SVC3 and to maintain liquidity of the Company until May 2023 (including a reserve of mEUR 41 related to the potential repayment of the customer prepayments at any time). Management also began to increase headcount and proceeded with additional development and production activities for the car and solar technology, which increased the rate at which available cash is being expended. The change in contract manufacturer caused the planned start of serial production to be postponed from the first half of 2023 to the second half of 2023 and the cost estimates for pre-production activities have increased. Currently, Sono management is aiming to finalize the prototype SVC3 during summer 2022. These changes to the initial plan put increased pressure on the financing of development and operations and require additional funding to be received in the short term. In May 2022, Sono raised an amount of mEUR 39,3 by a public offering.

Sono Group’s financing plan shows substantial financing needs, including increased needs due to the changed contract manufacturer, planned cost increases, additional technical and regulatory requirements, and changes in suppliers in addition to the current economic environment of increasing prices, resulting in significantly higher financing requirements needed to reach the start of serial production in the second half of 2023. Based on numerous risks and uncertainties, Sono Group cannot predict with certainty the total costs to be incurred prior to the commencement of production.

Sono Group’s forecasted cash required to fund investments and operations (excluding future financing plans and counter measures to be taken by management) indicates that the Group does not currently have sufficient funds to fund its operations as currently planned through the twelve-month period from the issuance date of these interim condensed consolidated financial statements. Consequently, the Group’s ability to continue as a going concern is largely dependent on its ability to raise additional funds in the near future through debt or equity transactions, additional advance payments, or other means, to finance investments and operations and ultimately, to achieve serial production of the Sion. In this regard, management plans to seek to raise additional capital of at least mEUR 160 in 2022 through the issuance of new shares in public offerings and/or through equity facility transactions with financial institutions, including an existing commitment from Joh. Berenberg, Gossler & Co. KG that provides Sono N.V. with the right, without obligation, to issue and sell up to $150 million of its ordinary shares over a period of 24 months. Further capital will be needed and is currently expected to be raised at a future date prior to commencement of production. In addition, the Group is exploring alternative methods of obtaining financing, including applying for subsidies and grants.

There is no certainty that Sono Group will be successful in obtaining sufficient funding through additional public offerings of equity. If Sono Group is unable to obtain additional funding from public offerings, management would consider entering into equity facilities with a financial institution; however, the ability of the Sono Group to raise necessary funds through these or any other means is subject to uncertainty and is not assured. If the Group is unsuccessful in raising the planned capital through equity facilities, Sono Group’s management will be forced, and is committed, to substantial cost-cutting measures in order to maintain minimum liquidity of the Company within the twelve-month period from the issuance date of these interim condensed consolidated financial statements. Risks and uncertainties related to the supply chain, negative cost development, technical challenges (e.g. homologation certification, changes in construction), the ongoing corona pandemic – especially in China – and the war in Ukraine may further negatively affect the Group’s business, its ability to reach serial production of the car, liquidity and financial position going forward.

As discussed above, Sono Group will need to raise substantial additional capital to reach serial production of the car and to finance its future operations, which is not assured, and has consequently concluded that there is substantial doubt about its ability to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.2.	Corona pandemic

In 2020, COVID-19 caused a global pandemic. At the end of the first quarter 2022, the pandemic was still present. In response to this pandemic, governments as well as private organizations implemented numerous measures seeking to contain the virus. These measures disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers and led to a global decrease in vehicle sales. These measures have also led to a trend to work-from-home, which could result in a lower demand for cars in the future and negatively impact the Group’s sales and marketing activities. The pandemic may also affect the interest of Sono Group’s customers in their car-sharing and ride-pooling networks. Sono Motors cannot yet foresee the full extent of COVID-19's impact on its business and operations and such impact will depend on future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak and any future mutations of the virus, which are highly uncertain and unpredictable. The virus could have a material impact on Sono Group’s ability to raise additional liquidity to the extent needed and capital management. Sono Group will continue to monitor the situation and the effects of this development on its liquidity and capital management. At the same time, Sono Group has taken actions to maintain operations and protect employees from infection. Since 2020, COVID-19 has had a slightly negative impact on orders and advance payments received from customers. Based on the most recent available information, COVID-19 might continue to have a negative effect on orders and advance payments received from customers in the course of 2022.

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3.3.	Russo-Ukrainian war

In February 2022, the government of Russia invaded Ukraine across a broad front. In response to this aggression, governments around the world have imposed severe sanctions against Russia. These sanctions disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers. Sono Motors cannot yet foresee the full extent of the sanctions’ impact on its business and operations and such impact will depend on future developments of the war, which is highly uncertain and unpredictable. The war could have a material impact on Sono Motors’ results of operations, liquidity, and capital management. Sono Group will continue to monitor the situation and the effect of this development on its liquidity and capital management.

4.	Segment information

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by management (chief operating decision maker within the meaning of IFRS 8). Sono Motors is a start-up company that has not yet started production. As all significant activities of the Group relate to the development of the electrical car Sion and management makes decisions about allocating resources and assessing performance based on the entity as a whole, Management has determined that Sono Group operates in one operating and reportable business segment. For the distribution of revenues across products, please refer to note 5.2 Revenue and cost of goods sold.

5.	Disclosures to the interim condensed consolidated statements of income or loss

5.1.	Significant events and transactions

Sono Group is in its development & validation phase. Due to the ongoing development of the Group and its core product, the Group’s operations were more extensive in the first quarter of 2022 than they were in the first quarter of the previous year. Consequently, there were changes in several line items in the consolidated statements of income (loss). In particular, the continuing and expanded development of prototypes led to a significant increase in the cost of research and development. The hiring of additional staff with administrative tasks and the augmented use of professional services also increased general and administrative expenses. As the Group has not entered serial production yet, selling and distribution expenses have not risen but were slightly reduced, as compared to the first quarter of 2021. Furthermore, due to the successful IPO in November 2021, the Group relies less strongly on debt financing than in the first quarter of 2021. Consequently, interest and similar expenses were significantly reduced.

5.2.	Revenue and cost of goods sold

Revenues in the amount of kEUR 19 (first quarter 2021: kEUR -) and cost of goods sold in the amount of kEUR 19 (first quarter 2021: kEUR -) relate to the integration of Sono Motors’ patented solar technology across other transportation platforms. Revenues in the amount of kEUR 1 (first quarter 2021: kEUR -) and cost of goods sold in the amount of kEUR 1 (first quarter 2021: kEUR -) relate to the launch of the Sono app which provides an in-app booking and payment system as well as additional insurance if required. Trade receivables in the amount of kEUR 2 (previous year: kEUR 20) result from these activities.

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As of the reporting date, contract assets of kEUR 19 (first quarter 2021: kEUR -) are recognized, which primarily relates to Sono Group’s rights to consideration for work completed but not billed at the reporting date. As of the reporting date prepayments of kEUR 42 (first quarter 2021: -) received from a customer are recognized as contract liability and will be recognized in revenue when the promised goods or services are transferred in the future. As of the reporting date, the aggregate amount of the transaction price allocated to unsatisfied performance obligations amounts to kEUR 192 (December 31, 2021: kEUR 42). The Group expects to recognize this amount as revenue within one year of the reporting date.

5.3.	Cost of research and development

The table below presents details on the cost of research and development:

	1.1.-31.3. 2022	1.1.-31.3. 2021
	kEUR	kEUR

Development cost of prototypes	18,331	1069
Personnel expenses	3,907	886
thereof related to the CSOP (IFRS 2)	-	291
Software fees and subscriptions	206	-
Professional services	117	253
Depreciation and amortization	137	47
Other	42	137
	22,740	2,392

There are no research expenses included in the profit and loss of Sono Group in the first quarter of 2022 and prior periods, as the Group does not perform research. As the recognition criteria for development cost have not been met, all development expenses were recognized in profit or loss as incurred in the reporting period and the previous reporting periods. The personnel expenses concern employees responsible for development activities and the share of the employee participation program (Conversion Stock Option Program or CSOP) attributable to them.

5.4.	General and administrative expenses

The below table displays details included in general and administrative expenses:

	1.1.-31.3.2022	1.1.-31.3.2021
	kEUR	kEUR

Professional services	1,426	2,253
Personnel expenses	1,358	1,428
thereof related to the CSOP (IFRS 2)	251	256
Other	266	225
	3,049	3,906

The personnel expenses concern mainly employees responsible for Finance, Human Resources, Business Development, Administration etc. and the share of the employee participation program (Conversion Stock Option Program or CSOP) attributable to them. The professional services include accounting, tax and legal services as well as other external services. Expenses for professional services mainly comprises professional services related to the preparation of consolidated financial statements and consolidated interim financial statements in accordance with IFRS and their audit and review under consideration of PCAOB requirements as well as legal and tax opinions prepared in this context. They decreased in the reporting period compared to the first quarter of 2021, because they partly related to the IPO and the first-time IFRS conversion, which were one-off events in 2021. Other general and administrative expenses include mainly expenses for insurances, licenses and concessions as well as transaction fees for money transfers.

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5.5.	Interest and similar expenses

Interest and similar expenses (kEUR 397; first quarter 2021: kEUR 2,275) result from interest expense from the net compounding effect on advance payments received from customers (kEUR 331; first quarter 2021: kEUR 282), long-term loans measured at amortized cost (kEUR 51; first quarter 2021: kEUR 162) and lease liabilities (kEUR 15; first quarter 2021: kEUR 9). In the first quarter of 2021, an additional amount of kEUR 1,814 resulted from the fair-value measurement of a mandatory convertible bond that was converted to equity in November 2021.

6.	Interim condensed balance sheet disclosures

6.1.	Other current financial assets

The below table displays information on financial instruments included in other current financial assets:

	Mar. 31, 2022	Dec. 31, 2021
	kEUR	kEUR

PayPal reserve	200	6,000
Receivables from crowdfunding and deposits	238	169
Debtors creditors	530	26
Current trade receivables	2	20
Current receivables (affiliated companies)	1	11
Other	288	5
Total	1,258	6,233

The PayPal reserve in 2021 relates to the reclassification of the specific reserve imposed by PayPal in connection with the crowdfunding campaign from cash to other current financial assets. In the first quarter 2022, the reserve was released in the amount of kEUR 5,900 and transferred to the current bank account of Sono Group. Sono Group expects a repayment of the remaining kEUR 100 within 12 months after the balance sheet date. Therefore, the PayPal reserve is classified as current. We have received payments to our PayPal account in 2022 which led to the increase of the PayPal reserve to kEUR 200.

6.2.	Other current non-financial assets

Other current non-financial assets as of March 31, 2022, (kEUR 13,288; December 31, 2021: kEUR 3,236) consists most significantly of prepayments made mainly for parts and the construction of the Sion prototype (kEUR 9,930; December 31, 2021: kEUR 669) and receivables for VAT and other taxes (kEUR 3,285; December 31, 2021: kEUR 2,069).

6.3.	Equity

Total equity of Sono Group comprises subscribed capital, capital reserves, other reserves and accumulated deficit. The subscribed capital amounts to kEUR 8,735 (December 31, 2021: kEUR 8,735) and represents 73,577,641 (December 31, 2021: 73,577,641) fully paid-in member shares with a par value of EUR 0.06 (ordinary shares, December 31, 2021: EUR 0.06) and EUR 1.50 (high voting shares, December 31, 2021: EUR 1.50). Capital reserves include any amounts paid in by the owners that exceed the member shares’ par value. Other reserves include mainly effects from equity-settled stock-option plans. Accumulated deficit consists of losses from prior periods.

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6.4.	Advance payments received from customers

	Mar. 31, 2022	Dec. 31, 2021
	kEUR	kEUR

Advance payments received from customers	44,981	44,756
	44,981	44,756

Depending on the general terms and conditions, in some cases, a cancellation by the customer is possible in less than twelve months. Customers may provide their advance payments in several installments, the latest of which determines the applicable cancellation policy. As of March 31, 2022, for customers who made their latest installment on or before November 25, 2020, cancellation is possible at any time. For customers who made their latest installment later than November 25, 2020, but before November 3, 2021, cancellation is possible on July 1, 2023, or later. For customers who made their latest installment on or after November 3, 2021, cancellation is possible on January 1, 2024, or later. Deviating from these conditions, in November 2020, Sono Group approached all German-speaking customers that had made their latest installment during the Crowdfunding Campaign from December 1, 2019, until and including January 20, 2020, and asked them to accept a change in the terms and conditions to waive their cancellation right until December 31, 2022. In effect, those customers who accepted the change may cancel their advance payment on January 1, 2023, or later.

As of March 31, 2022, currently 27% are cancelable, 57% will be cancelable from January 1, 2023, 14% will be cancelable from July 1, 2023, and 2% will be cancelable from January 1, 2024. The percentages calculated are based on the nominal values of the advance payments excluding IFRS adjustments (interest effect).

As of December 31, 2021, 28% were cancelable, 58% will be cancelable from January 1, 2023, 13% will be cancelable from July 1, 2023, and 1% will be cancelable from January 1, 2024. The percentages calculated are based on the nominal values of the advance payments excluding IFRS adjustments (interest effect).

Sono Group will recognize revenue from the satisfaction of these contract liabilities as vehicles are delivered (if not redeemed by customer prior to delivery).

The table below shows the changes in the advance payments received from customers:

	Balance as of				Balance as of
	Jan. 1, 2022	Additions	Repayment	Net interest	Mar. 31, 2022
	kEUR	kEUR	kEUR	kEUR	kEUR

Advance payments received from customers	44,756	747	(853)	331	44,981
	44,756	747	(853)	331	44,981

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	Balance as of				Balance as of
	Jan. 1, 2021	Additions	Repayment	Net interest	Mar. 31, 2021
	kEUR	kEUR	kEUR	kEUR	kEUR

Advance payments received from customers	38,972	633	(238)	282	39,649
	38,972	633	(238)	282	39,649

6.5.	Financial liabilities

Other noncurrent financial liabilities

The below table displays details on items included in other noncurrent financial liabilities:

	Mar. 31, 2022	Dec. 31, 2021
	kEUR	kEUR

Loans and participation rights	3,729	3,718
Lease liabilities	2,522	2,635
	6,251	6,353

6.6.	Current other liabilities

The below table displays details on items included in other current liabilities:

	Mar. 31, 2022	Dec. 31, 2021
	kEUR	kEUR

Accruals and deferrals	5,218	2,011
Employee tax liabilities (wage and church tax)	332	372
Tax liabilities (VAT taxes and interest)	107	109
	5,657	2,492

The increase in accruals and deferrals as of March 31, 2022, results mainly from increases in accrued expenses for pending invoices (kEUR 3,752; December 31, 2021: kEUR 751) and accrued vacation payments to employees (kEUR 1,013; December 31, 2021: kEUR 857).

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7.	Disclosure of financial instruments and risk management

The table below displays information on fair value measurements, carrying amounts and categorization of financial instruments of Sono Group:

	March 31, 2022
kEUR	carrying amount	category (IFRS 9)	fair value	fair value level
Noncurrent financial assets
Other financial assets
Security deposits	91	AC	82	2
Current financial assets
Other financial assets
Paypal reserve	200	AC	n/a*	n/a
Receivables from crowdfunding and deposits	238	AC	n/a*	n/a
Debtor creditors	530	AC	n/a*	n/a
Current trade receivables	2	AC	n/a*	n/a
Current trade receivables (affiliated companies)	1	AC	n/a*	n/a
Other	288	AC	n/a*	n/a
Cash and cash equivalents	103,007	AC	n/a*	n/a
Noncurrent financial liabilities
Financial liabilities
Loans and participation rights	3,729	FLAC	3,502	3
Lease liabilities	2,522	-	-	-
Current financial liabilities
Financial liabilities
Loans and participation rights	56	FLAC	n/a*	n/a
Lease liabilities	447	-	-	-
Mandatory convertible notes	-	FVTPL	-	-
Trade and other payables	5,421	FLAC	n/a*	n/a
* The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29

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	December 31, 2021
kEUR	carrying amount	category (IFRS 9)	fair value	fair value level
Noncurrent financial assets
Other financial assets
Security deposits	91	AC	89	2
Current financial assets
Other financial assets
Paypal reserve	6,000	AC	n/a*	n/a
Receivables from crowdfunding and deposits	169	AC	n/a*	n/a
Debtor creditors	26	AC	n/a*	n/a
Current trade receivables	20	AC	n/a*	n/a
Current trade receivables (affiliated companies)	11	AC	n/a*	n/a
Other	7	AC	n/a*	n/a
Cash and cash equivalents	132,939	AC	n/a*	n/a
Noncurrent financial liabilities
Financial liabilities
Loans and participation rights	3,718	FLAC	3,466	3
Lease liabilities	2,635	-	-	-
Current financial liabilities
Financial liabilities
Loans and participation rights	31	FLAC	n/a*	n/a
Lease liabilities	441	-	-	-
Mandatory convertible notes	-	FVTPL	-	-
Trade and other payables	7,582	FLAC	n/a*	n/a
* The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29

All financial assets and liabilities for which the fair value is measured or disclosed in the interim condensed consolidated financial statements are categorized according to the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 — Inputs use quoted prices in active markets for identical assets or liabilities

●	Level 2 — Inputs are inputs, other than quoted prices included in Level 1, which are directly or indirectly observable

●	Level 3 — Inputs are unobservable and have values estimated by management based on market participant assumptions which are reasonably available

Due to their short-term nature, the carrying amounts of the cash and cash equivalents and other current financial assets and liabilities approximate their fair value. The fair value of noncurrent financial assets and liabilities is determined by applying the discounted cash flow method (valuation technique). In doing so, future cash flows resulting from the financial asset or liability are discounted using an interest rate derived from an estimated credit rating.

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In case of noncurrent financial assets, the counterparties are reputable financial institutions, thus credit risk has no significant influence on fair value, which leads to a classification as level 2 fair value.

As of March 31, 2022, Management has determined that the fair values of noncurrent financial liabilities at amortized cost are classified as level 3 as the credit rating is a non-observable input factor with significant influence on the fair value.

As of March 31, 2022, there were no financial liabilities at fair value through profit or loss. In the previous year, management determined that the fair values of financial liabilities at fair value through profit or loss, which consisted solely of mandatory convertible notes, were classified as level 3 as the assumptions for future payouts were non-observable input factors with significant influence on the fair value.

The finance department of Sono Group performs valuations including level 3 fair value measurements. In the reporting period, there are no level 3 fair value measurements. Discussions of valuation processes and results are held between the CFO and the valuation team as well as external consultants.

The main level 3 inputs used by the Group are derived and evaluated as follows:

●	Discount rates for financial liabilities reflect current market assessments of the time value of money and the risk specific to the liabilities.

●	Expected cash outflows are estimated based on contractual terms and the Management’s knowledge of probabilities of possible contractual payouts.

8.	Other disclosures

8.1.	Earnings per share

Basic earnings per share is calculated by dividing earnings attributable to Sono N.V. shareholders by the weighted average number of ordinary and high voting shares outstanding during the reporting period. The high voting shares entitle the shareholders to additional voting rights, but not to higher dividend rights. There are currently no factors resulting in a dilution of earnings per share. As a result, basic earnings per share equals diluted earnings per share.

The options granted (number of options granted:1,805,100) under IFRS 2 have not been included in the determination of earnings per share because their inclusion would be anti-dilutive.

8.2.	Related parties

Related parties of Sono Group include the following persons as well as their close family members:

●	C-level Management

●	Supervisory Board members

Further, related parties of Sono Group also include the following entities:

●	Sono Motors Management UG

●	Sono Motors Investment UG

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Sono N.V. is not controlled by any other entity, but controls Sono Motors GmbH as of March 31, 2022. The below table displays the compensation of key management personnel:

	1.1.-31.3.2022	1.1.-31.3.2021
	kEUR	kEUR

Short-term employee benefits	288	160
Share-based payments*	451	-
Total compensation	740	160

The table below displays loans and advance payments received from key management personnel and other related parties:

	Mar. 31, 2022	Mar. 31, 2021
	kEUR	kEUR

Loans from key management personnel (subordinated crowdfunding loan II)	2	2
Loans from other related parties	-	-
	2	2
Advance payments received from key management personnel*	47	47
Total	49	49
* for which 10 Sono points have been granted

The main shareholders of Sono N.V. have significant influence over Sono Motors Investment UG, Munich. Therefore, Sono Motors Investment UG is considered a related party. Sono Motors has received a loan amounting to kEUR 185 from Sono Motors Investment UG in 2019. The loan was due December 31, 2020, interest-paying at arm’s length (4 % p.a.) and unsecured. As of December 31, 2020, the loan had not been repaid as of the balance sheet date. Instead, it was paid back on January 5, 2021.

8.3.	Subsequent events

Sono N.V. entered into an ordinary shares purchase agreement on June 13, 2022 with Joh. Ber-enberg, Gossler & Co. KG. The agreement allows Sono N.V. the right, without obligation, to issue and sell up to $150 million of its ordinary shares over a period of 24 months. The shares would be sold at 2 % discount to the volume-weighted average price applicable to such sale.

8.3.1	Capital increase

Sono N.V. successfully completed a follow-on offering on May 3, 2022. The Company offered 10,000,000 ordinary shares with a par value of EUR 0.06 at a price of USD 4.00 each. Berenberg Capital Markets LLC, Cantor Fitzgerald & Co., and B. Riley Securities, Inc. acted as underwriters for this offering. Craig-Hallum and Wedbush Securities acted as co-managers.

The underwriters had an additional overllotment option of 15% of the offering (greenshoe option). In total, 10,930,000 shares have been sold, as the underwriters partially exercised their greenshoe option on May 11, 2022. In total, Sono Group raised kUSD 41,534 (kEUR 39,347) through the follow-on offering, after underwriting discounts and commissions. In accordance with IAS 32, further transaction costs of the follow-on offering were recognized directly in equity as a deduction from capital reserves. The total amount of follow-on offering-related transactions costs to be deducted from capital reserves has not been finalized yet.

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8.3.2	New employees’ share-based payment program (ESOP)

Sono Group plans to introduce a new, equity settled ESOP in the second quarter of 2022. The program will be offered to all regular employees except the top management.

The vesting period will go back to 2021. Starting with the second quarter of 2022, management expects the ESOP to have a material impact on the interim condensed consolidated financial statements of Sono Group. It is currently planned to grant every employee the equivalent of ten percent of their salary in stock options, with a minimum of kEUR 5 worth of stock options, per year and employee.

In these interim condensed consolidated financial statements, no impact of the new ESOP has been considered as the program was not communicated to employees until the second quarter of 2022. The financial impact of the program on the interim condensed consolidated financial statements cannot be reliably estimated yet.

There may be a new program for the management in the future, but these considerations are at a very early stage.

8.3.3	Production of the Sion

Sono Group intends to outsource the Sion’s production to Valmet Automotive in Uusikaupunki, Finland. As of the issuance date of the consolidated financial statements our arrangement with Valmet Automotive is of a preliminary and basic nature and various aspects of our commercial and legal relationship with Valmet Automotive, as well as details of the production of the Sion, will have to be clarified and stipulated in a finalized principal contractual framework with Valmet Automotive in advance of the production of our vehicles.

The change to Valmet Automotive and the development of new production lines leads to a new estimated date for start of production. Accordingly, Sono Motors currently projects that it will deliver its first Sion in the second half of 2023. Sono Motors expects to produce and deliver the first Sion in late 2023. The Valmet Automotive facilities in Uusikaupunki allow for the production of a low four-digit volume in 2023, which is expected to be followed by a steady ramp-up over the coming months. The financial impact on the consolidated financial statements resulting from the change to Valmet Automotive cannot be reliably estimated yet.

8.3.4	Legal dispute

A former employee has filed claims as part of his lawsuit against his termination. These include claims from a legacy employee incentive program.

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SIGNATURES

The Registrant certifies that it meets all of the requirements of the Securities Exchange Act of 1934 and has duly caused this quarterly report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONO GROUP N.V.

By:	/s/ Laurin Hahn
	Name:	Laurin Hahn
	Title:	Chief Executive Officer and Member of the Management Board

By:	/s/ Jona Christians
	Name:	Jona Christians
	Title:	Chief Executive Officer and Member of the Management Board

Date: June 23, 2022